 Country Club Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements

December 2020 and 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra Dershem-Vega (816) 751-4223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)







OATH OR AFFIRMATION

I, Sandra L. Dershem-Vega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STEPHANIE DAWSON
Notary Public-Notary Seal
STATE OF MISSOURI
Commissioned for Jackson County
My Commission Expires: December 5, 2022
ID. #18436270

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Country Club Financial Services, Inc.

December 31, 2020 and 2019

Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Country Club Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Country Club Bank, as of December 31, 2020 and 2019, the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 as of December 31, 2020 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's 2020 financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

BKD, LLP

Kansas City, Missouri
March 10, 2021

Country Club Financial Services, Inc.

Statements of Financial Condition

December 31, 2020 and 2019

Assets	2020	2019
Cash and cash equivalents	5,658,036	6,128,474
Accounts receivable	45,896	64,000
Prepaid expenses	123,411	18,310
Furniture, fixtures and equipment - net	38,397	44,414
Total assets	$ 5,865,740	$ 6,255,198
Liabilities		
Accounts payable and accrued liabilities	53,992	307,610
Total liabilities	$ 53,992	$ 307,610
Stockholder's Equity		
Common stock, $0.10 par value; authorized 100,000 shares;		
issued and outstanding 1,000 shares	100	100
Additional paid-in capital	6,617,900	6,617,900
Retained deficit	(806,252)	(670,412)
Total stockholder's equity	5,811,748	5,947,588
Total liabilities and stockholder's equity	$ 5,865,740	$ 6,255,198

See Notes to Financial Statements

Country Club Financial Services, Inc.

Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019
Revenues		
Commissions	83,908	60,957
Investment banking advisory fee income	3,493,559	4,527,501
Other revenues	169,034	261,583
Total revenues	3,746,501	4,850,041
Expenses		
Personnel services	2,839,967	3,757,971
Management services	684,000	684,000
Outside electronic data processing	17,496	18,836
Occupancy and equipment	88,322	111,268
Professional fees	24,000	22,281
Dues and subscriptions	89,770	112,208
Regulatory fees	19,218	22,916
Depreciation	6,017	7,343
Advertising costs	15,823	37,187
Stationery and supplies	1,157	1,613
Other operating expenses	96,571	158,453
Total expenses	3,882,341	4,934,076
Net Loss Before Taxes	(135,840)	(84,035)
State Income Taxes	-	21,689
Net Loss	$ (135,840)	$ (105,724)

See Notes to Financial Statements

Country Club Financial Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2019	$ 100	$ 6,617,900	$ (564,688)	$ 6,053,312
Net loss	-	-	(105,724)	(105,724)
Balance, December 31, 2019	100	6,617,900	(670,412)	5,947,588
Net loss	-	-	(135,840)	(135,840)
Balance, December 31, 2020	$ 100	$ 6,617,900	$ (806,252)	$ 5,811,748

Country Club Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Operating Activities		
Net loss	$ (135,840)	$ (105,724)
Items not requiring cash		
Depreciation	6,017	7,343
Changes in		
Accounts receivable	18,104	(34,465)
Prepaid expenses	(105,101)	(16,404)
Accounts payable and accrued liabilities	(253,618)	(476,798)
Net cash used in operating activities	(470,438)	(626,048)
Decrease in Cash and Cash Equivalents	(470,438)	(626,048)
Cash and Cash Equivalents, Beginning of Year	6,128,474	6,754,522
Cash and Cash Equivalents, End of Year	$ 5,658,036	$ 6,128,474

See Notes to Financial Statements

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker that provides investment banking services, the sale of fixed insurance and annuity products, and sells institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors, Country Club Capital Advisors and The Capital Corporation. The Company employs 12 registered representatives at offices in 3 locations in Kansas and Missouri. The Company is licensed in 2 states, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and the state agencies. The firm is also a member of the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3.

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company, N.A., and Tower Wealth Managers, among others.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2020 cash equivalents consisted primarily of a money market account with an unaffiliated institution.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Success fees generated from the closing of transactions are a variable form of consideration that is constrained until an acquisition or sale closes, as that is the point at which management believes the performance obligation has been met and collection of revenue is probable. For certain contracts,

revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date. The Company recognizes this revenue to the extent that they have a contractual right to invoice. Customers are billed as services are rendered, which can be either based on a stated hourly rate or a specified monthly charge in the contract. In both cases, the invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

Commission revenue from fixed insurance and annuity sales and payments from institutional non-interest fee income products are recorded as received.

Income Taxes

Total income taxes paid in 2020 and 2019, were $0 and $21,689, respectively. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2017.

Note 2:   Related-party Transactions

The Parent provides management services as needed at a cost to the Company of $684,000 for 2020 and 2019. The Parent also provides office space at a cost to the Company of $70,800 for 2020 and for 2019. For 2020 and 2019, the Company received insurance commission income of $9,651 and $9,603 respectively, from premiums paid by the Parent.

The Company maintains its primary operating cash account at Country Club Bank. The balance in this account was $207,930 and $370,696 at December 31, 2020 and 2019, respectively.

In January 2020 the firm received investment banking fee income of $328,720 as the result of a related-party transaction in which the firm's Parent was the highest bidder. Country Club Financial Services represented the seller in this transaction.

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 3: Furniture, Fixtures and Equipment

At December 31, 2020 and 2019, furniture, fixtures and equipment consisted of the following:

	2020	2019
Furniture, fixtures and equipment	$ 125,487	$ 125,487
Less accumulated depreciation	(87,090)	(81,073)
Total furniture, fixtures and equipment	$ 38,397	$ 44,414

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2020 and 2019 are summarized as follows:

	2020	2019
Net capital	$ 5,495,042	$ 5,705,708
Aggregate indebtedness	53,992	307,610
Minimum net capital required	5,000	20,507
Excess net capital at 1500%	5,490,042	5,685,201
Excess net capital at 1000%	5,489,042	5,674,947
Net capital ratio	0.0098 to 1	0.05 to 1

Note 6: Investment Banking Advisory Fees

The following presents investment banking revenue by major source for 2020 and 2019:

Total Investment Banking Revenue

	2020	2019
Success fees on transactions	$ 2,818,407	$3,944,487
Advisory services fees	675,152	583,014
Total Investment Banking Revenue	$ 3,493,559	$4,527,501

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Note 7: Disclosures about the Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Recurring Measurements

The following tables present the fair value measurement of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019. Money market funds are classified within Level 1 of the hierarchy. The firm held no securities classified within level 2 or level 3 of the hierarchy.

| | | 2020 | | |
| | | Fair Value Measurements Using | | |
Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 5,450,000	$ 5,450,000	$ -	$ -

| | | 2019 | | |
| | | Fair Value Measurements Using | | |
Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 5,750,000	$ 5,750,000	$ -	$ -

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 9: Reliance on Third-party Liquidity

The Company has sustained operating losses and negative operating cash flows in previous periods. Management recognizes that the Company may be reliant on its Parent to provide continued financial support. The Parent has assured management that financial support will continue.

The Company has received a commitment from its Parent to provide additional funds through February 28, 2022 to meet liquidity needs not covered by operating cash flows.

The Parent did not make capital contributions to the Company during 2020 and 2019.

Note 10: Significant Estimates and Concentrations

U.S. generally accepted accounting principles requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Approximately 25 percent of investment banking advisory fee income was received from a single client and revenue from two other clients comprised approximately 24 percent of investment banking advisory fee income for the year ended December 31, 2020. For the year ended December 31, 2019, approximately 23 percent of investment banking advisory fee income was received from one client, which had an ownership affiliation with CCB Financial Corporation, and revenue from two other clients comprised approximately 25 percent of investment banking advisory fee income.

Note 11: Subsequent Events

Subsequent events have been evaluated through March 10, 2021, which is the date the financial statements were issued.

Supplemental Schedule

Country Club Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

Aggregate Indebtedness	$	53,992
Minimum Net Capital Required, Greater of 6-2/3% of		
Aggregate Indebtedness or $5,000 Minimum	$	5,000
Stockholder's Equity		$ 5,811,748
Nonallowable Assets		
Property and equipment, net		38,397
Other		169,307
Total nonallowable assets		207.704
Haircut on Money Market Account		109,002
Net Capital		$ 5,495,042
Capital in Excess of Requirement		$ 5,490,042
Ratio of Aggregate Indebtedness to Net Capital		.0098:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2020. Therefore, no reconciliation of the two computations is deemed necessary.

Country Club Financial Services, Inc.
Exemption Report

Country Club Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of section 17 C.F.R. § 240.15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company is a Non-Covered firm that limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing advisory services to issuers regarding private placements (the Company does not act as a placement agent) and commission revenue from fixed insurance and annuity sales and the marketing of third party product and software licenses; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Country Club Financial Services, Inc.

I, Sandra Dershem-Vega, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President
Date: March 10, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Country Club Financial Services, Inc. Exemption Report, in which (1) Country Club Financial Services, Inc. (the "Company") identified that it does not claim an exemption under paragraph (k) of 17 CFR §15c3-3 and is relying on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5 (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240.17a-5.

BKD, LLP

Kansas City, Missouri
March 10, 2021